UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SIG BROKERAGE, LP**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD   **PA**   **19004**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SACK   610-617-2812

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER

(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE **NEW YORK** **NY** **10017**

(Address) (City) (State) (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ROBERT C SACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIG BROKERAGE, LP, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania

Notarial Seal
JANINE BEATY – Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Mar 22, 2021



Janine Beaty
Notary Public

Signature

TREASURER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIG BROKERAGE, LP
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
SIG Brokerage LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SIG Brokerage LP (the "Entity") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
January 30, 2018

SIG BROKERAGE, LP

Statement of Financial Condition
December 31, 2017

ASSETS

Receivable from clearing broker	$ 2,181,905
Receivable from affiliates	194,374
Other asset	361
Total assets	**$ 2,376,640**

LIABILITIES AND PARTNERS' CAPITAL

Order execution payables	$ 94,554
Payable to affiliates	104,005
Accrued expenses	30,047
Total liabilities	228,606
Partners' capital	2,148,034
Total liabilities and partners' capital	**$ 2,376,640**

SIG BROKERAGE, LP

Notes to Statement of Financial Condition
December 31, 2017

NOTE A - ORGANIZATION

SIG Brokerage, LP (the "Entity") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and its designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity is also a member of the New York Stock Exchange ("NYSE") and the NYSE MKT. As a member, the Entity provides order execution services for affiliated registered broker-dealers on the NYSE and the NYSE MKT. The Entity is owned 99% by SIG Specialists Holdings, Inc. and 1% by SIG Brokerage, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records order execution services income and related expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Entity are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2017, the amount receivable from clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

NOTE D - RELATED PARTY TRANSACTIONS

The Entity executes trades for affiliated broker-dealers for which it receives a fee or owes a rebate, based on liquidity provided. The fee is based on monthly order execution charges, plus a surcharge to cover other costs. As of December 31, 2017, these affiliates owed the Entity a net amount of $90,369 related to these fees.

The Entity is under common control with Susquehanna International Group, LLP ("SIG"). SIG acts as a common payment agent for the Entity and various affiliates for various direct operating expenses. No payable exists related to these direct operating costs at December 31, 2017. SIG may also provide ancillary and administrative services to the Entity and, in such event, such services are provided at no cost to the Entity.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had the Entity operated autonomously.

NOTE E - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

Notes to Statement of Financial Condition
December 31, 2017

NOTE E - INCOME TAXES (CONTINUED)

At December 31, 2017, management has determined that there are no material uncertain income tax positions.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the NYSE, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2017, the Entity had net capital of $1,938,299, which exceeded its requirement of $15,240 by $1,923,059.